# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allbirds, Inc., CIK 0001653909
CUSIP: 01675A208
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 30 Hotaling Pl., San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001653909-24-000003
Filed by CIK 0001883574

## Reporting persons
- Timothy O. Brown: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); sole voting power 59,724; shared voting power 666,546; sole dispositive power 59,724; shared dispositive power 666,546; aggregate amount beneficially owned 726,270 (11.9% of the class)

## Item 1. Issuer
Name of issuer: Allbirds, Inc.
Address of issuer's principal executive offices: 30 Hotaling Pl., San Francisco, CA, 94111

## Item 2. Person Filing
Name of person filing: Timothy O. Brown
Address of principal business office or, if none, residence:
c/o Allbirds, Inc.
1875 Mission St, Ste 103
San Francisco, CA 94103
Citizenship: New Zealand

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2024, Mr. Brown beneficially owned (a) 697,797 shares of the Issuer's Class B Common Stock, consisting of: (i) 666,546 shares of Class B Common Stock held by Timothy O. Brown and Lindsay T. Brown, as Trustees of the Grenadier Trust Under Revocable Trust Agreement Dated January 22, 2018 and (ii) 31,251 shares of Class B Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of September 30, 2024 and (b) 28,473 shares of the Issuer's Class A Common Stock, consisting of 28,473 shares of Class A Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of September 30, 2024. The Class B Common Stock is convertible at the holder's option into the Issuer's Class A Common Stock on a 1-for-1 basis. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer's amended and restated certificate of incorporation. The holders of Class B Common Stock are entitled to 10 votes per share, and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class:
Percent of Class A Common Stock is based on the denominator of (i) 5,387,660 shares of the Issuer's Class A Common Stock outstanding as of September 30, 2024 and (ii) 697,797 shares of the Issuer's Class B Common Stock beneficially owned by Mr. Brown that are convertible into Class A Common Stock, and deemed as outstanding Class A Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Percent of Common Stock and total voting power of the Issuer's outstanding Common Stock is calculated based on the denominator of (i) 5,387,660 shares of the Issuer's Class A Common Stock outstanding as of September 30, 2024, (ii) 2,542,365 shares of the Issuer's Class B Common Stock outstanding as of September 30, 2024, (iii) 28,473 shares of Class A Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of September 30, 2024, and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Exchange Act and (iv) 31,251 shares of Class B Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of September 30, 2024, and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Exchange Act, and the information set forth in (a) above.

Based on the above, Mr. Brown beneficially owned: (A) 11.9% of the Issuer's outstanding Class A Common Stock; and (B) 9.1% of the Issuer's outstanding Common Stock, representing 22.5% of the total voting power of the Issuer's outstanding Common Stock.
Sole power to vote or to direct the vote: 59,724
Shared power to vote or to direct the vote: 666,546
Sole power to dispose or to direct the disposition: 59,724
Shared power to dispose or to direct the disposition: 666,546

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Timothy O. Brown: /s/ Timothy O. Brown, Timothy O. Brown (02/20/2025)